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Our File No. 1707

 February 19, 2008

VIA EMAIL & EDGAR: delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Further to your letter of February 12, 2008 to the Company, and note 3 in particular, we attach hereto as Schedule “A” the Company’s email to you dated December 28, 2007. The Company is working on the remainder of its response.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood “

Stewart L. Lockwood

Barrister & Solicitor

Cc:        Canarc Resource Corp.  (Attn: Philip Yee via email)

SCHEDULE A